SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 01-12103
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peoples Financial Corporation 401(k) Profit Sharing Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 — 14

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15
EX-23

Report of Independent Registered Public Accounting Firm
To The Audit Committee of Peoples Financial Corporation
Peoples Financial Corporation 401(k) Profit Sharing Plan
Biloxi, Mississippi
We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP
Atlanta, Georgia
June 27, 2011

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets

Cash	$130,207	$91,181

Investments at fair value:
Mutual funds	7,101,559	6,042,928
Common stock	1,124,781	1,311,331
Investment contract	5,570,124	4,923,771
Wrap contract	39,485	35,726

Total investments	13,835,949	12,313,756

Contributions receivable	91	196

Total assets	13,966,247	12,405,133

Liabilities

Other	43,609

Total liabilities	43,609

Net assets reflecting all investments at fair value	13,922,638	12,405,133

Adjustment from fair value to contract value for fully-benefit responsive investment contract	(86,366)	148,117

Net assets available for benefits	$13,836,272	$12,553,250

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to net assets
Investment income:
Net change in fair value of investments	$537,414
Interest	14
Dividends	269,664

Total investment income	807,092

Contributions:
Employer	323,966
Employees	574,831
Rollovers	36,287

Total contributions	935,084

Total additions	1,742,176

Deductions from net assets
Distributions paid to participants	458,603
Other expenses	551

Total deductions	459,154

Change in net assets available for benefits	1,283,022

Net assets available for benefits, beginning of year	12,553,250

Net assets available for benefits, end of year	$13,836,272

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Notes to Financial Statements
NOTE A — DESCRIPTION OF PLAN
The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employer Contributions

A summary of employer contributions is as follows:
Company Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.
Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.
Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:
Employer Discretionary Matching Contribution Account:

This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.
Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution cannot exceed 80% of compensation. The employee’s interest in this account will always be 100% vested.
Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this fund are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.
Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of the Plan. This account will always be 100% vested.
Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.
Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.
Eligible participants are entitled to receive required minimum distributions in annual installments.
The Plan also allows for certain hardship withdrawals of elective deferrals.
Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.

There were no forfeitures during the year ended December 31, 2010 or as of December 31, 2010.
Participant Loans

Participant loans are not permitted by the Plan.
Plan Amendment

The Plan was amended and restated as of January 1, 2009 to include the mandatory provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGRTTA 2001”), the Job Creation and Worker Assistance Act of 2002 (“JCWAA”) and the Sarbanes-Oxley Act of 2002 (“SOA”). The Plan has been in operational compliance since the passing of these laws.
The Plan was subsequently amended to adopt the required changes from the 2006 Cumulative List of Changes in Plan Qualification Requirements described in section 4 of Revenue Procedure 2005-66 as modified by Revenue Procedure 2007-44 (effective January 1, 2007) and the Pension Protection Act of 2006 (“PPA ‘06”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART”), the Emergency Economic Stabilization Act of 2008 (“EESA”) and the Workers, Retiree, and Employer Recovery Act of 2008 (“WRERA”) (all effective January 1, 2009).
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements.” This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after

December 15, 2010. As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 is effective for fiscal years ended after December 15, 2010 with retrospective application. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. The adoption of ASU 2010-25 had no impact on the presentation of the statements of net assets available for plan benefits.
Investment Valuation

The Plan has invested in the MetLife Stable Value Fund, a group trust which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at fair value and is adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. As described in Accounting Standards Codification (“ASC”) Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.
Benefit Payments

Benefit payments to participants are recorded upon distribution.
Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C — PARTICIPANTS’ INVESTMENTS
All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the administrator of the Plan. Investments representing more than 5% of net assets are as follows:

December 31,	2010	2009
GIC — Group Annuity Contract:
MetLife Stable Value Fund	$5,609,609	$4,959,497
Registered investment companies (Mutual Funds):
Fidelity U.S. Bond Index		1,105,571
Fidelity Spartan U.S. Equity Index Fund	675,226	640,019
BlackRock U.S. Opportunities Fund	1,267,958	1,054,239
PIMCO Investments	1,211,332
Brandywine Blue Fund		795,646
T. Rowe Price New American Growth Fund	963,450
Investment in common stock:
Peoples Financial Corporation, common stock	1,124,781	1,311,331
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010.
Mutual funds: Valued at the closing price reported on the active market on which the funds are traded
Common stock: Valued at the closing price reported on the active market on which individual securities are traded
Guaranteed investment contract: The investment contract is valued at the fluctuating value of the separate account assets backing the contract and the wrap contract is valued based on the wrap contract fees provided by the insurance company
Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 — Quoted market prices in active markets for identical assets or liabilities, Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 — Unobservable inputs that are not corroborated by market data.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2010 and 2009 are as follows:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2		Level 3		Total
Mutual funds:
Foreign Large Blend	$442,737	$		$		$442,737
Global Real Estate	194,028					194,028
Intermediate-Term Bond	1,211,332					1,211,332
Large Blend	929,796					929,796
Large Growth	963,450					963,450
Mid-Cap Growth	1,508,875					1,508,875
Mid-Cap Value	332,256					332,256
Large Value	7,887					7,887
Moderate Allocation	224,910					224,910
Small Blend	117,488					117,488
Target Date Series	841,438					841,438
World Stock	327,362					327,362

Total	7,101,559					7,101,559

Company common stock	1,124,781					1,124,781

Guaranteed investment contract			5,570,124		39,485	5,609,609

	$8,226,340		$5,570,124		$39,485	$13,835,949

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2		Level 3		Total
Mutual funds:
Foreign Large Blend	$376,736	$		$		$376,736
Global Real Estate	150,422					150,422
Intermediate-Term Bond	1,105,571					1,105,571
Large Blend	835,905					835,905
Large Growth	795,646					795,646
Mid-Cap Growth	1,235,489					1,235,489
Mid-Cap Value	260,854					260,854
Moderate Allocation	249,908					249,908
Small Blend	82,220					82,220
Target Date Series	670,702					670,702
World Stock	279,475					279,475

Total	6,042,928					6,042,928

Company common stock	1,311,331					1,311,331

Guaranteed investment contract			4,923,771		35,726	4,959,497

	$7,354,259		$4,923,771		$35,726	$12,313,756

The following table sets forth a summary of changes in the fair value of the Wrap contract, the Plan’s only Level 3 asset, for the year ended December 31, 2010 and 2009:

For the year ended December 31,	2010	2009
Fair Value, beginning of year	$35,726	$32,791
Unrealized gain relating to instruments still held at the reporting date	3,759	2,935

Fair Value, end of year	$39,485	$35,726

During the year ended December 31, 2010, the Plan’s investments appreciated in fair value and realized losses on sales as follows:

Mutual funds	$850,458
Peoples Financial Corporation common stock	(313,044)

Total	$537,414

NOTE D — METLIFE STABLE VALUE FUND
The MetLife Stable Value Fund (the “Fund”) is fully-benefit responsive. The average yield and crediting interest rates for such investments were 8.97% and 2.95%, respectively, for 2010 and 15.01% and 3.55%, respectively, for 2009. The average yield credited to participants was 3.73% and 3.80% for 2010 and 2009, respectively. These investments were rated Aa3 and AA- at December 31, 2010.
In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife guarantees principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The credited rate resets quarterly and has a minimum interest rate of 0%. MetLife resets the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other investment options, and payments due to retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.
The Plan may terminate its participation in the contract at any time. If it chooses to do so, the Plan will receive the lesser of the guaranteed or market value.
The sensitivity of an increase or decrease in the Fund’s market yield, with no other change in the duration of the underlying portfolio and no contributions or withdrawals, on the weighted average crediting rate for 2010 and for each quarter in 2011 is as follows:

	Actual	Projected	Projected	Projected	Projected
	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Increase of 50%	3.33%	3.40%	3.48%	3.55%	3.61%
Increase of 25%	3.33%	3.36%	3.40%	3.44%	3.47%
Decrease of 50%	3.33%	3.25%	3.18%	3.10%	3.04%
Decrease of 25%	3.33%	3.29%	3.25%	3.22%	3.18%
The sensitivity of an increase or decrease in the Fund’s market yield, with no change in the duration of the underlying portfolio, no contributions and the immediate withdrawal of 10% of the fund, on the weighted average crediting rate for 2010 and for each quarter in 2011 is as follows:

	Actual	Projected	Projected	Projected	Projected
	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011
Increase of 50%	3.33%	3.21%	3.29%	3.37%	3.44%
Increase of 25%	3.33%	3.27%	3.31%	3.35%	3.39%
Decrease of 50%	3.33%	3.42%	3.34%	3.27%	3.19%
Decrease of 25%	3.33%	3.38%	3.34%	3.30%	3.26%

NOTE E — PARTY-IN-INTEREST TRANSACTIONS
Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $181,420 (13,609 shares) and sold $54,926 (3,949 shares) of the Company’s common stock during the year ended December 31, 2010. Shares held by the Plan at December 31, 2010 and 2009 had a market value of $1,124,781 and $1,311,331, respectively. In 2010, the Plan received cash dividends of $14,375 from its investment in Company stock.
Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.
NOTE F — CONCENTRATION OF MARKET RISK
The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 8% of the Plan’s net assets available for benefits as of December 31, 2010. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.
NOTE G — COST OF PLAN ADMINISTRATION
The Company absorbs the cost of plan administration. These costs were $4,749 and $6,820 for the years ended December 31, 2010 and 2009, respectively.
NOTE H — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE I — TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service, dated January 31, 2006, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Identity of issuer or
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		GIC - Group Annuity Contracts:
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund - 35,360 shares	N/A	$5,609,609
		Registered investment companies (Mutual Funds):
	Gabelli Equity Investments	Gabelli Equity Investment Fund - 386 shares	N/A	7,887
	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - 15,180 shares	N/A	675,226
	American Funds	American Funds Fundamental Investors Fund - 6,950 shares	N/A	254,570
	Baron Asset Investments	Baron Growth Fund - 4,703 shares	N/A	240,917
	American Funds	American Funds Cap World Growth & Income Fund - 9,211 shares	N/A	327,362
	American Funds	American Funds Europacific Growth Fund - 10,897 shares	N/A	442,737
	First Pacific Advisors	FPA Crescent Fund - 8,395 shares	N/A	224,910
	T. Rowe Price Funds	T. Rowe Price Mid Cap Value Fund - 14,073 shares	N/A	332,256
	PIMCO Investments	PIMCO Investment Grade Corporate Fund - 115,585 shares	N/A	1,211,332
	Third Avenue Funds	Third Avenue Real Estate Value Fund- 8,378 shares	N/A	194,028
	American Century	LIVESTRONG 2015 Portfolio Fund - 19,430 shares	N/A	221,508
	American Century	LIVESTRONG 2025 Portfolio Fund - 42,802 shares	N/A	498,649
	American Century	LIVESTRONG 2035 Portfolio Fund - 10,073 shares	N/A	121,281
	Gamco Investors	Gamco Westwood Fund - 6,875 shares	N/A	117,488
	BlackRock	BlackRock U.S. Opportunities Portfolio Fund - 32,313 shares	N/A	1,267,958
	T. Rowe Price Funds	T. Rowe Price New American Growth Fund - 29,204 shares	N/A	963,450
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock - 74,194 shares	N/A	1,124,781

		Total		$13,835,949

*	Represents party-in-interest
N/A Due to Plan being fully participant directed, such values are not required.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan
/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples
Bank, Biloxi, Mississippi; Trustee

By:	Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 27, 2011
Date